**centrica**
*taking care of the essentials*

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com



11 July, 2005

82-4578

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA




05009931

SUPPL

Dear Sir / Madam

**Centrica plc**
**Repurchase of Shares 4th, 5th, 6th, 7th, 8th July 2005**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc





Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

## Regulatory Announcement

**Go to market news section**

| **Company** | Centrica PLC |
|---|---|
| **TIDM** | CNA |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:10 04-Jul-05 |

RNS Number:4660O
Centrica PLC
04 July 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 4 July 2005 it purchased for cancellation
1,000,000 of its ordinary shares at a price of 229.8895p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

| | | |
|---|---|---|
| Kath Kyle | Centrica plc | 01753 494902 |
| Jeremy Thompson | ABN AMRO Bank N.V. London Branch | 020 7678 8000 |



END

# Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Centrica PLC |
| **TIDM** | CNA |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:14 05-Jul-05 |

RNS Number:5303O
Centrica PLC
05 July 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 5 July 2005 it purchased for cancellation
1,500,000 of its ordinary shares at a price of 228.7830p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

| | | |
|---|---|---|
| Kath Kyle | Centrica plc | 01753 494902 |
| Jeremy Thompson | ABN AMRO Bank N.V. London Branch | 020 7678 8000 |



END

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Centrica PLC |
| **TIDM** | CNA |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:12 06-Jul-05 |

RNS Number:5905O
Centrica PLC
06 July 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 6 July 2005 it purchased for cancellation
2,000,000 of its ordinary shares at a price of 227.7540p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

| | | |
|---|---|---|
| Kath Kyle | Centrica plc | 01753 494902 |
| Jeremy Thompson | ABN AMRO Bank N.V. London Branch | 020 7678 8000 |



END

Centrica plc

Repurchase of shares

Centrica plc announces that on 7 July 2005 it purchased for cancellation
2,000,000 of its ordinary shares at a price of 224.0730p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

| | | |
|---|---|---|
| Kath Kyle | Centrica plc | 01753 494902 |
| Jeremy Thompson | ABN AMRO Bank N.V. London Branch | 020 7678 8000 |



END

Centrica plc

Repurchase of shares

Centrica plc announces that on 8 July 2005 it purchased for cancellation 750,000
of its ordinary shares at a price of 223.9000p per share from Hoare Govett's
affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries
Kath Kyle Centrica plc 01753 494902
Jeremy Thompson ABN AMRO Bank N.V. London Branch 020 7678 8000



END